Room 4561

June 13, 2006

John G. McLaughlin
President and Chief Executive Officer
CompuMed, Inc.
5777 West Century Blvd.
Suite 1285
Los Angeles, CA 90045

Re: CompuMed, Inc.
        Form 10-K for the fiscal year ended September 30, 2005
        Filed December 27, 2005
        File No. 000-14210

Dear Mr. McLaughlin:

        We have reviewed the above referenced filing and have the following comments.
Please note that we have limited our review to the matters addressed in the comments
below. We may ask you to provide us with supplemental information so we may better
understand your disclosure. Please be as detailed as necessary in your explanation. After
reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB filed on December 27, 2005

Item 6. Management's Discussion and Analysis or Plan of Operation

Results of Operations-page 10

1.   We note your response to prior comment No. 1. Your prior response only appears to
      address the specific example cited in our previous comment letter, however, there appears
      to be other instances where two or more sources of a material change have been identified
      without the dollar amounts for each source that contributed to the change disclosed.
      Revise your disclosures to quantify each source that contributed to the material changes.

In addition, ensure that your disclosures indicate the amount of any significant offsetting factors that impact the fluctuations. See Section III. D of SEC Release 33-6835.

Note A. – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition-page F-8

2.   We note your response to prior comment No. 4. Your response indicates that revenue from ECG equipment sales is recognized when it is shipped or delivery has occurred.   Tell us why you believe the sale of the ECG equipment has value to the customer on a standalone basis and should be recognized as a separate unit of accounting. Tell us whether in exchange for a greater upfront fee in connection with the purchase of the ECG equipment whether you receive lower ECG processing or overread fees. In this regard, tell us how your considered the guidance in paragraph 9 of EITF 00-21 and SAB Topic 13(A)(3)(f) as it relates to the purchase of ECG equipment.

3.   We note your response to prior comments No. 5 and 6. Your response indicates that OsteoGram arrangements are not within the scope of SOP 97-2 nor do they contain multiple elements because the customer does not posses the OsteoGram. Your response does not appear to address arrangements whereby the OsteoGram is sold directly to the customer or end-user.   Indicate how you recognize revenue for these types of arrangements and identify the accounting literature that supports your accounting. Tell us how you considered the guidance in paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition. Tell us the criteria you consider in determining how to allocate and when to recognize revenue. Explain how you consider the separation criteria in SOP 97-2, EITF 03-5 and EITF 00-21. Indicate how you determine VSOE of fair value for each deliverable.

4.   We note your response to prior comment No. 7. Your disclosure on page 5 of the filing states that you have entered into licensing agreements with strategic partners such as Orex and Swissray International to market the OsteoGram system to end-users. We further note from your response that the Company's policy on returns is to "repair or replace only" any problematic software. Tell us how you considered the guidance in SOP 97-2, and how you account for any warranty provisions or maintenance agreements.

5.   Provide us with any proposed revisions to your revenue recognition policy disclosures that addresses our above comments.

                         *   *   *   *   *

        As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

       If you have any questions, please call Morgan Youngwood at (202) 551-3479 or Stephen Krikorian at (202) 551-3488.

Sincerely,

Stephen Krikorian
Accounting Branch Chief